

September 22, 2010

Mr. Scott A. Musil
First Industrial Realty Trust, Inc.
311 S. Wacker Drive, Suite 3900
Chicago, IL 60606

> **Re: First Industrial, L.P.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarterly period ended March 31, 2010**
> **File No. 333-21873**

Dear Mr. Musil:

We have reviewed your response letter filed on August 16, 2010 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 29

1. We note your enhanced discussion in the second paragraph of your response to prior comment 1 related to assumptions used in your impairment testing. Please confirm that you will enhance your discussion within the Management's Discussion and Analysis of Financial Condition and Results of Operations of future filings to address significant changes in assumptions such as those which you had made in response to the severe recession.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief